                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON,  DC 20549


                                       FORM 6-K


                               REPORT OF FOREIGN ISSUER
                         PURSUANT TO RULE 13a-16 OR 15d-16 OF
                         THE SECURITIES EXCHANGE ACT OF 1934



For the months of          OCTOBER, NOVEMBER AND DECEMBER          , 1998
                    ---------------------------------------------

                               QUEBECOR PRINTING INC.
-------------------------------------------------------------------------------
                   (Translation of Registrant's Name into English)

           612 SAINT-JACQUES STREET, MONTREAL, QUEBEC, CANADA H3C 4M8
-------------------------------------------------------------------------------
                      (Address of Principal Executive Office


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                                   Form 40-F    X
           --------                                   -------


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                      No    X
    -----                   ------







                                                  PAGE 1 OF 31
                                             EXHIBIT INDEX ON PAGE 30

                            AUDITED FINANCIAL STATEMENTS
                                         OF
                                QUEBECOR PRINTING INC.
                                FILED IN THIS FORM 6-K



Audited Financial Statements for the year 1998

                      Consolidated Financial Statements of

                      QUEBECOR PRINTING INC.
                      AND ITS SUBSIDIARIES

                      Years ended December 31, 1998, 1997 and 1996

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
Audited consolidated financial statements

December 31, 1998, 1997 and 1996
------------------------------------------------------------------------


                                                                 Page


Management's Responsibility for Financial Statements..................1


Auditors' Report to the Shareholders..................................2


Consolidated Statements of Income and Retained Earnings...............3


Consolidated Statements of Changes in Financial Position..............4


Consolidated Balance Sheets...........................................5


Accompanying Notes to Consolidated Financial Statements...............7


Segment Disclosures..................................................23



                                                     PAGE 4 OF 31
                                                           Page i

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS


The accompanying consolidated financial statements of Quebecor Printing Inc. and its subsidiaries are the responsibility of management and are approved by the Board of Directors of Quebecor Printing Inc.

These financial statements have been prepared by management in conformity with Canadian generally accepted accounting principles and include amounts that are based on best estimates and judgments.

Management of the Company and of its subsidiaries, in furtherance of the integrity and objectivity of data in the financial statements, have developed and maintain systems of internal accounting controls and support a program of internal audit. Management believes that the systems of internal accounting controls provide reasonable assurance that financial records are reliable and form a proper basis for the preparation of the financial statements and that assets are properly accounted for and safeguarded.

The Board of Directors carries out its responsibility for the financial statements principally through its Audit Committee, consisting solely of outside directors. The Audit Committee reviews the Company's annual consolidated financial statements and formulates the appropriate recommendations to the Board of Directors. The auditors appointed by the shareholders have full access to the Audit Committee, with and without management being present.

These financial statements have been examined by the auditors appointed by the shareholders, KPMG LLP, chartered accountants, and their report is presented hereafter.




(Signed) Jean Neveu                      (Signed) Christian M. Paupe
--------------------------                -----------------------------
Jean Neveu                                Christian M. Paupe
Chairman                                  Executive Vice President and
                                          Chief Financial Officer


Montreal, Canada
January 22, 1999


                                                                 PAGE 5 OF 31
                                                                       Page 1

                              [LETTERHEAD]


AUDITORS' REPORT TO THE SHAREHOLDERS



We have audited the consolidated balance sheets of Quebecor Printing Inc. and its subsidiaries as at December 31, 1998 and 1997 and the consolidated statements of income and retained earnings and changes in financial position for the years ended December 31, 1998, 1997 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1998 and 1997 and the results of its operations and the changes in its financial position for the years ended December 31, 1998, 1997 and 1996 in accordance with generally accepted accounting principles in Canada.


/s/ KPMG LLP

Chartered Accountants



Montreal, Canada

January 22, 1999

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
Consolidated Statements of Income and Retained Earnings

Years ended December 31, 1998, 1997 and 1996
(in thousands of US dollars, except for earnings per share amounts)

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
                                                                            1998              1997               1996
----------------------------------------------------------------------------------------------------------------------
REVENUES                                                         $     3,808,155    $    3,483,199     $    3,110,292

Operating expenses:
     Cost of sales                                                     2,979,245         2,736,856          2,403,118
     Selling and administrative                                          287,622           267,168            252,507
     Depreciation and amortization                                       239,402           210,729            194,134
     -----------------------------------------------------------------------------------------------------------------
                                                                       3,506,269         3,214,753          2,849,759
----------------------------------------------------------------------------------------------------------------------

OPERATING INCOME                                                         301,886           268,446            260,533

Financial expenses (note 2)                                               64,300            66,887             62,540
----------------------------------------------------------------------------------------------------------------------

Income before income taxes                                               237,586           201,559            197,993

Income taxes (note 3):
     Current                                                              43,207            40,541             40,267
     Deferred                                                             31,621            28,567             28,816
     -----------------------------------------------------------------------------------------------------------------
                                                                          74,828            69,108             69,083
----------------------------------------------------------------------------------------------------------------------

Income before non-controlling interest                                   162,758           132,451            128,910

Non-controlling interest                                                   3,198             2,011              2,615
----------------------------------------------------------------------------------------------------------------------


NET INCOME                                                               159,560           130,440            126,295

Net income available for holders of preferred shares                      10,136             1,458              -
----------------------------------------------------------------------------------------------------------------------


Net income available for holders of equity shares                $       149,424    $      128,982     $      126,295
----------------------------------------------------------------------------------------------------------------------


EARNINGS PER SHARE                                               $          1.29    $         1.12     $         1.09
----------------------------------------------------------------------------------------------------------------------

Average number of equity shares outstanding
    (in thousands)                                                       115,703           115,567            115,519
----------------------------------------------------------------------------------------------------------------------





----------------------------------------------------------------------------------------------------------------------

RETAINED EARNINGS, BEGINNING OF YEAR                             $       508,514    $      406,649     $      303,458

Net income                                                               159,560           130,440            126,295
----------------------------------------------------------------------------------------------------------------------
                                                                         668,074           537,089            429,753
Share issue expenses (net of income
    taxes of $1,701 in 1997)                                              -                  3,126              -
Dividends   - on equity shares                                            27,774            25,449             23,104
            - on preferred shares                                         10,704             -                  -
----------------------------------------------------------------------------------------------------------------------

RETAINED EARNINGS, END OF YEAR                                   $       629,596    $      508,514     $      406,649
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                                                                 PAGE 7 OF 31
                                                                      Page  3

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
Consolidated Statements of Changes in Financial Position

Years ended December 31, 1998, 1997 and 1996
(in thousands of US dollars)

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
                                                                          1998                1997               1996
----------------------------------------------------------------------------------------------------------------------
Cash provided by (used for):

OPERATIONS:
     Net income                                                  $       159,560    $      130,440     $      126,295
     Items not involving cash:
       Fixed assets depreciation                                         214,203           193,869            182,039
       Amortization of goodwill and deferred charges                      25,199            16,860             12,095
       Imputed interest                                                    1,048             6,570              8,615
       Amortization of deferred financing costs and
          exchange losses                                                  1,187             1,958              1,643
       Deferred income taxes                                              31,621            28,567             28,816
       Non-controlling interest                                            3,198             2,011              2,615
       Gain on business disposal (note 5)                               (13,492)              -                  -
       Other                                                               2,758            (1,009)              (323)
     -----------------------------------------------------------------------------------------------------------------
                                                                         425,282           379,266            361,795
     Changes in non-cash operating working
        capital (note 4)                                                   2,722           (35,123)            64,489
     -----------------------------------------------------------------------------------------------------------------

                                                                         428,004           344,143            426,284
FINANCING:
     Net proceeds from issuance of capital stock (note 12)                 2,137           208,151                416
     Issuance of debt                                                    290,805         1,058,552            199,377
     Repayments of debt                                                 (128,400)         (935,806)          (233,671)
     Dividends on equity shares                                          (27,774)          (25,449)           (23,104)
     Dividends on preferred shares                                       (10,704)               -                  -
     Dividends paid to non-controlling interest                           (1,503)           (1,066)            (2,081)
     Translation adjustment                                               (4,935)           (8,023)            (4,567)
     ----------------------------------------------------------------------------------------------------------------
                                                                         119,626           296,359            (63,630)
INVESTMENTS:
     Business acquisitions, net of cash position (note 5)               (260,208)         (319,900)           (56,434)
     Business disposal (note 5)                                           33,395              -                  -
     Additions to fixed assets                                          (312,123)         (325,606)          (243,147)
     Changes in other liabilities                                          9,571            (6,768)            (4,372)
     Proceeds from disposal of assets                                        357             7,587              9,964
     Increase in other assets                                            (15,316)          (15,225)           (34,187)
     -----------------------------------------------------------------------------------------------------------------
                                                                        (544,324)         (659,912)          (328,176)
----------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash position                                       3,306           (19,410)            34,478

Cash position beginning of year                                          (18,604)              806            (33,672)
----------------------------------------------------------------------------------------------------------------------


CASH POSITION, END OF YEAR                                         $     (15,298)     $    (18,604)     $         806
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

Cash position is comprised of cash and bank indebtedness.

See accompanying notes to consolidated financial statements.

                                                                 PAGE 8 OF 31
                                                                      Page  4

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
Consolidated Balance Sheets

December 31, 1998 and 1997
(in thousands of US dollars)

----------------------------------------------------------------------------------------------------------------------
                                                                                              1998               1997
----------------------------------------------------------------------------------------------------------------------
ASSETS

Current assets:
     Cash                                                                           $          309     $          380
     Trade receivables                                                                     695,867            683,840
     Inventories (note 6)                                                                  233,019            253,228
     Prepaid expenses                                                                       25,035             20,907
     -----------------------------------------------------------------------------------------------------------------
                                                                                           954,230            958,355


Fixed assets (note 7)                                                                    2,210,964          2,061,928

Goodwill (note 8)                                                                          595,724            383,801

Other assets                                                                                81,198             71,454



----------------------------------------------------------------------------------------------------------------------

                                                                                    $    3,842,116     $    3,475,538
----------------------------------------------------------------------------------------------------------------------

                                                                 PAGE 9 OF 31
                                                                      Page  5

----------------------------------------------------------------------------------------------------------------------
                                                                                              1998               1997
----------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Bank indebtedness                                                              $       15,607     $       18,984
     Trade payables and accrued liabilities                                                601,244            635,050
     Income and other taxes                                                                 42,207             32,993
     Current portion of long-term debt and convertible debentures                           51,066             52,019
     -----------------------------------------------------------------------------------------------------------------
                                                                                           710,124            739,046

Long-term debt (note 9)                                                                  1,140,941            913,269

Other liabilities (note 10)                                                                127,859            114,065

Deferred income taxes                                                                      223,085            195,005

Convertible debentures (note 11)                                                            58,193             60,021

Non-controlling interest                                                                    17,410             17,792

Shareholders' equity:
     Capital stock (note 12)                                                               898,138            896,001
     Contributed surplus                                                                    88,737             88,737
     Retained earnings                                                                     629,596            508,514
     Translation adjustment (note 13)                                                      (51,967)           (56,912)
     -----------------------------------------------------------------------------------------------------------------

                                                                                         1,564,504          1,436,340
----------------------------------------------------------------------------------------------------------------------

                                                                                    $    3,842,116     $    3,475,538
----------------------------------------------------------------------------------------------------------------------

Financial instruments and concentrations of credit risk (note 14)


Commitments and contingencies (note 15)


See accompanying notes to consolidated financial statements.


On behalf of the Board:



(Signed)   Jean Neveu              Director
-----------------------------------



(Signed)  Charles G. Cavell        Director
-----------------------------------

                                                                PAGE 10 OF 31
                                                                      Page  6

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements

Years ended December 31, 1998, 1997 and 1996
(Tabular amounts are expressed in thousands of US dollars,
  except for earnings per share amounts)
-------------------------------------------------------------------------------


1.    SIGNIFICANT ACCOUNTING POLICIES:

      a)   Consolidation:

           The consolidated financial statements include the accounts of Quebecor Printing Inc. and all its subsidiaries (the "Company") and are prepared in conformity with generally accepted accounting principles in Canada. Significant differences between generally accepted accounting principles in Canada and the United States are described in note 18.

      b)   Foreign currency translation:

           Financial statements of self-sustaining foreign operations are translated using the current rate method. Adjustments arising from this translation are deferred and recorded under a separate caption of shareholders' equity and are included in income only when a reduction in the investment in these foreign operations is realized.

           Foreign currency transactions are translated using the temporal method. Translation gains and losses are included in income, except for unrealized gains and losses arising from the translation of long-term monetary liabilities which are deferred and amortized over the remaining life of the related item.

      c)   Estimates:

           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of pension and other employee benefits, reserves for environmental matters, useful lives of assets for depreciation, amortization and evaluation of the impairment of assets, assets acquired and liabilities assumed in a purchase combination, provision for income taxes and the determination of fair value of financial instruments. Financial results as determined by actual events could differ from those estimates.

      d)   Financial instruments:

           The Company manages its exposure to interest rate and exchange rate fluctuations by the use of financial instruments.

           Financial instruments are accounted for at the historical cost which, unless otherwise indicated, is approximately equal to the fair value.


                                                                PAGE 11 OF 31
                                                                      Page  7

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements

Years ended December 31, 1998, 1997 and 1996
(Tabular amounts are expressed in thousands of US dollars,
  except for earnings per share amounts)
-------------------------------------------------------------------------------



1.   SIGNIFICANT ACCOUNTING POLICIES:  (CONT'D)

      d)   Financial instruments:  (cont'd)

           The following accounting policies are used for financial instruments:

           (i)  Fixed interest rate agreements:

                Interest differentials created by the utilization of fixed interest rate agreements are amortized over the duration of the agreements.

          (ii)  Foreign exchange forward contracts:

                The Company uses foreign exchange forward contracts as a hedge for specific cash flows, for raw materials and equipment purchases and for revenues from specific sales transactions in foreign currencies. These transactions are accounted for at the rates of the related forward contracts.

      e)   Inventories:

           Raw materials and supplies are valued at the lower of cost, using the first in, first out method, and replacement cost. Work in process is valued at the lower of cost and net realizable value.

      f) Fixed assets:

           Fixed assets are stated at cost. Cost represents acquisition or construction costs including preparation and testing charges and direct financial costs incurred with respect to the fixed assets until the beginning of commercial production.

           Depreciation is provided using the straight-line basis over the estimated useful lives as follows:

-------------------------------------------------------------------------------------------------
                                                                                        Estimated
           Assets                                                                    useful lives
-------------------------------------------------------------------------------------------------
           Buildings                                                               20 to 40 years
           Equipment                                                                5 to 18 years
-------------------------------------------------------------------------------------------------

      g)   Goodwill:

           Goodwill represents the excess of the purchase price over the fair value of net assets of businesses acquired. Goodwill is amortized over a period not exceeding 40 years.

           The Company monitors its goodwill balances to determine whether any impairment of these assets has occurred. Where circumstances or events indicate a possible inability to recover the carrying amount of goodwill related to a business acquisition, the Company evaluates, on an undiscounted basis, the cash flows of the underlying businesses which gave rise to the goodwill. No such events or circumstances have occurred during the year.

                                                                PAGE 12 OF 31
                                                                      Page  8

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements

Years ended December 31, 1998, 1997 and 1996
(Tabular amounts are expressed in thousands of US dollars,
except for earnings per share amounts)
-------------------------------------------------------------------------------


1.    SIGNIFICANT ACCOUNTING POLICIES:  (CONT'D)

      h)   Deferred income taxes:

           Income taxes related to retained earnings of foreign subsidiaries are not provided for by the Company, as such earnings are reinvested in foreign operations.

      i)   Post-employment benefit costs other than pension costs:

           The Company provides benefits other than pension benefits, such as life and medical insurance, to certain retired employees. The costs of these benefits are accounted for by the pay as you go method whereby the costs are taken into account when incurred by the retired employee and paid by the Company.


2.    FINANCIAL EXPENSES:

---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
                                                                    1998               1997               1996
---------------------------------------------------------------------------------------------------------------
Interest on long-term debt and on convertible
   debentures                                             $       67,388     $       68,716     $       60,468
Interest on short-term debt                                        5,552              2,477              2,053
Securitization fees                                                2,549              1,075              -
Amortization of deferred financing costs
   and exchange losses                                             1,187              1,958              1,643
Exchange losses (gains) and other                                   (947)              (931)             1,790
---------------------------------------------------------------------------------------------------------------
                                                                  75,729             73,295             65,954

Interest capitalized to the cost of fixed assets                 (11,429)            (6,408)            (3,414)
---------------------------------------------------------------------------------------------------------------

                                                          $       64,300     $       66,887     $       62,540
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------

3.    INCOME TAXES:

      The following table reconciles the statutory tax rate with the effective tax rate:

---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
                                                                1998              1997             1996
---------------------------------------------------------------------------------------------------------------
Statutory tax rate                                              31.6%             33.3%             34.3%

Depreciation and amortization of excess
   cost on business acquisitions                                 2.7               2.8               2.7
Other                                                           (2.8)             (1.8)             (2.1)
---------------------------------------------------------------------------------------------------------------

Effective tax rate                                              31.5%             34.3%             34.9%
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------

                                                                PAGE 13 OF 31
                                                                       Page 9

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements

Years ended December 31, 1998, 1997 and 1996
(Tabular amounts are expressed in thousands of US dollars,
except for earnings per share amounts)
-------------------------------------------------------------------------------


4. CHANGES IN NON-CASH OPERATING WORKING CAPITAL:

---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
                                                                    1998              1997                1996
---------------------------------------------------------------------------------------------------------------
Trade receivables                                         $      (12,027)     $    (93,307)     $      (12,069)
Inventories                                                       20,209           (69,529)             41,495
Trade payables and accrued liabilities                           (33,806)          125,682              37,170
Other                                                              5,086            (3,521)              4,252
---------------------------------------------------------------------------------------------------------------
                                                                 (20,538)          (40,675)             70,848
Non-cash operating working capital (deficiency)
   of businesses acquired and disposed                            23,260             5,552              (6,359)
---------------------------------------------------------------------------------------------------------------

                                                          $        2,722     $     (35,123)     $       64,489
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------

      During the year, the Company concluded various agreements to sell a portion of its trade receivables for amounts never exceeding Cdn $125,000,000 ($80,588,000), the December 31, 1998 balance. As at December
      31, 1997, the Company had securitized a portion of its trade receivables for an amount of Cdn $110,000,000 ($76,648,000).


5.    BUSINESS ACQUISITIONS AND DISPOSAL:

      a)   ACQUISITIONS:

           The following business acquisitions were completed in 1998 and were accounted for by the purchase method:

           EUROPE

           In July 1998, the Company announced its intention to proceed with a takeover bid in view of purchasing all the shares of Tryckinvest I Norden AB (TINA), a Swedish company, for a purchase price of 170 SEK per share. The last shares were acquired on September 8, 1998, increasing the interest in this company to 100%. This transaction amounts to approximately $213,208,000 before the assumption of liabilities amounting to $58,608,000.

           The Company completed, in 1998, several business acquisitions complementary to its operations, including the redemption of a non-controlling interest totaling $3,665,000.

           SOUTH AMERICA

           In March 1998, the Company acquired a 50% controlling interest in Societe Editorial Stella in Peru for a consideration of $11,417,000.

           In May 1998, the Company paid $1,956,000 as purchase price adjustment for Societe Editorial Antartica S.A.C.I.F.E. in Argentina.

           In October 1998, the Company acquired a 60% interest in Societe Impreandes Presencia in Colombia for a consideration of $11,840,000.

                                                                PAGE 14 OF 31
                                                                      Page 10

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements

Years ended December 31, 1998, 1997 and 1996
(Tabular amounts are expressed in thousands of US dollars,
 except for earnings per share amounts)
-------------------------------------------------------------------------------


5.    BUSINESS ACQUISITIONS AND DISPOSAL:  (CONT'D)

      a)   ACQUISITIONS:  (CONT'D)

           UNITED STATES

           In July 1998, the Company paid $3,056,000 as purchase price adjustment for the Franklin Division of Brown Printing Company. This amount was accounted for as an increase to goodwill.

           In October 1998, the Company acquired the remaining shares of Print Northwest Company L.P., increasing its interest from 60.8% to 100%. The purchase price balance of $19,698,000, including a promissory note in the amount of $14,335,000 maturing in 2001, was allocated to goodwill.

           In December 1998, the Company acquired the assets of CR Gibson for a consideration of $5,617,000.

           In 1998, the Company proceeded to a number of acquisitions to complement its current operations, including the payment of contingent considerations totaling $1,230,000.

           CANADA

           The Company completed several business acquisitions complementary to its operations, including the redemption of a non-controlling interest and payment of contingent considerations totaling $2,856,000.

           SUMMARY OF ACQUISITIONS:

----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------
                                                           EDITORIAL       IMPREANDES
                                               TINA          STELLA        PRESENCIA          OTHER
----------------------------------------------------------------------------------------------------------
Assets acquired:
    Non-cash operating working capital     $     12,872   $      3,398   $       6,441   $        947
    Fixed assets                                 55,860          7,738           7,789          3,687
    Goodwill                                    206,179           -              4,431         24,976
    Other assets                                  3,334            508              20          1,602
    Deferred income taxes                          -              -                641            246

Liabilities assumed:
    Long-term debt                               58,608           -              2,125         15,200
    Other liabilities                             2,616           -               -              -
    Deferred income taxes                         3,813            227            -              -
    Non-controlling interest                       -              -              5,357         (7,485)
----------------------------------------------------------------------------------------------------------

Net assets acquired for cash
    consideration                          $    213,208   $     11,417   $      11,840   $     23,743
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------

                                                                PAGE 15 OF 31
                                                                      Page 11

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements

Years ended December 31, 1998, 1997 and 1996
(Tabular amounts are expressed in thousands of US dollars,
 except for earnings per share amounts)
-------------------------------------------------------------------------------

5.    BUSINESS ACQUISITIONS AND DISPOSAL:  (CONT'D)

      (B)  DISPOSAL:

           In September 1998, the Company sold the Canada Cheques Group, Custom Direct Inc. and BA Custom Cards to MDC Communications Corporation
           (MDC) for a total consideration of $44,678,000. Proceeds of disposal include a cash consideration of $33,395,000 and 1,250,000 subordinate voting shares of that company. The Company realized a gain amounting to $13,492,000, which was recorded as a reduction of selling and administrative expenses.

6.    INVENTORIES:

----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
                                                                                        1998               1997
----------------------------------------------------------------------------------------------------------------
Raw materials and supplies                                                    $      144,674     $      162,920
Work in process                                                                       88,345             90,308
----------------------------------------------------------------------------------------------------------------

                                                                              $      233,019     $      253,228
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------

7.    FIXED ASSETS:

----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
                                                                           ACCUMULATED           NET BOOK
                                                         COST             DEPRECIATION             VALUE
----------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1998
     LAND                                            $       67,964       $         -         $       67,964
     BUILDINGS                                              514,252              103,736             410,516
     EQUIPMENT                                            2,482,429              909,909           1,572,520
     PROJECTS UNDER DEVELOPMENT                             159,964                 -                159,964
----------------------------------------------------------------------------------------------------------------

                                                     $    3,224,609       $    1,013,645      $    2,210,964
----------------------------------------------------------------------------------------------------------------

December 31, 1997
     Land                                            $       65,564       $         -         $       65,564
     Buildings                                              468,175               82,295             385,880
     Equipment                                            2,228,857              764,026           1,464,831
     Projects under development                             145,653                 -                145,653
----------------------------------------------------------------------------------------------------------------

                                                     $    2,908,249       $      846,321      $    2,061,928
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------

      As at December 31, 1998, the cost of fixed assets included $434,531,000 (as at December 31, 1997, $400,224,000) and the corresponding accumulated depreciation balance included an amount of $235,263,000 (as at December 31, 1997, $192,916,000) for land, buildings and equipment held under capital leases in Europe.

                                                                PAGE 16 OF 31
                                                                      Page 12

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements

Years ended December 31, 1998, 1997 and 1996
(Tabular amounts are expressed in thousands of US dollars,
 except for earnings per share amounts)
-------------------------------------------------------------------------------

8.    GOODWILL:

----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
                                                                                      1998                1997
----------------------------------------------------------------------------------------------------------------
Goodwill at cost                                                          $        655,074    $        430,595
Less accumulated amortization                                                       59,350              46,794
----------------------------------------------------------------------------------------------------------------

                                                                          $        595,724    $        383,801
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------


9.    LONG-TERM DEBT:

---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
                                           INTEREST RATE AS AT
                                             DECEMBER 31, 1998      Maturity               1998           1997
---------------------------------------------------------------------------------------------------------------

Revolving bank credits (a)                         5.79%            2000-2002   $       662,726 $      463,284
Debentures 10 years                                7.25%              2007              150,000        150,000
Debentures 30 years (b)                            6.50%              2027              150,000        150,000
Obligations under capital leases (c)               3.78%            1999-2006           105,613        121,005
Other debts (d)                                    4.40%            1999-2009           123,668         65,825
---------------------------------------------------------------------------------------------------------------
                                                                                      1,192,007        950,114
Less current portion                                                                     51,066         36,845
---------------------------------------------------------------------------------------------------------------

                                                                                $     1,140,941 $      913,269
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------

     (a) As at December 31, 1998, the Company had at its disposal long-term revolving and reducing bank credits totalling $1,000,000,000 (as at December 31, 1997, $1,000,000,000). The credit agreements contain certain restrictions, including the obligation to maintain certain financial ratios.

         The revolving bank credits bear interest at variable rates based on LIBOR or Bankers' Acceptance rates for periods varying, generally, from one to three months.

         A portion of $187,597,000 is denominated in Cdn dollars.

     (b) The debentures mature on August 1, 2027 and are redeemable at the option of the holder at their par value on August 1, 2004.

     (c) Debt repayable in French francs bears interest at the PIBOR rate plus 0.5%.

     (d) Other debts are totally secured by assets. A portion of $36,234,000 is denominated in French francs, a portion of $33,463,000 in Swedish krona and a portion of $15,280,000 in Finnish marks. The Company entered into fixed interest rate agreements that allow to contract long-term loans at variable rates and exchange them for loans at fixed rates to manage its exposure to interest rate fluctuations.

                                                                PAGE 17 OF 31
                                                                      Page 13

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements

Years ended December 31, 1998, 1997 and 1996
(Tabular amounts are expressed in thousands of US dollars,
except for earnings per share amounts)
-------------------------------------------------------------------------------

9.    LONG-TERM DEBT:  (CONT'D)

Principal repayments on long-term debt are as follows:

----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
1999                                                                                         $         51,066
2000                                                                                                  244,391
2001                                                                                                  125,299
2002                                                                                                  430,696
2003                                                                                                   11,385
2004 and thereafter                                                                                   329,171
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------

10.   OTHER LIABILITIES:

----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
                                                                                       1998               1997
----------------------------------------------------------------------------------------------------------------
Pension liability                                                         $          67,866     $       52,920
Reserve for environmental matters                                                    21,737             21,715
Workers' compensation accrual                                                        11,617             12,223
----------------------------------------------------------------------------------------------------------------
                                                                                    101,220             86,858

Other                                                                                26,639             27,207
----------------------------------------------------------------------------------------------------------------

                                                                             $      127,859     $      114,065
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------

11.   CONVERTIBLE DEBENTURES:

      A subsidiary of the Company has issued debentures convertible into shares of this subsidiary at the time of acquisition in 1995. The total amount of convertible debentures outstanding as at December 31, 1998 is FF344,033,000 ($61,135,000) (FF469,565,000 ($79,169,000) as at December
      31, 1997). A portion of this amount has been discounted at an imputed rate of 4.5% in order to reflect the fair value of the debentures at the time the subsidiary was acquired by the Company. The Company has the right to purchase the entirety of these debentures. A portion of FF125,532,000 ($21,556,000) has been repurchased at the option of the holders in 1998 for the amount of FF125,108,000. In addition, a portion of FF172,016,000 ($30,567,000) cannot be converted without prior approval by the Company. The convertible debentures bear interest at rates varying between 1.0% and 5.0% and mature on December 31, 2001.

      The Company's interest in this subsidiary would decrease from 100% to 78.5% if the debentures are converted and the Company should not exercise its purchase rights.

                                                                PAGE 18 OF 31
                                                                      Page 14

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements

Years ended December 31, 1998, 1997 and 1996
(Tabular amounts are expressed in thousands of US dollars,
except for earnings per share amounts)
-------------------------------------------------------------------------------


12.   CAPITAL STOCK:

      a)   Authorized capital stock:

           Equity shares:

                Multiple Voting Shares, authorized in an unlimited number, without par value, carrying ten votes per share, convertible at any time into Subordinate Voting Shares on a one for one basis.

                Subordinate Voting Shares, authorized in an unlimited number, without par value, carrying one vote per share.

           Preferred shares, authorized in an unlimited number, without par value, issuable in series; the number of preferred shares in each series and the related characteristics, rights and privileges are to be determined by the Board of Directors prior to each issue.

           The First Preferred Shares Series 2 are entitled to a fixed cumulative preferential cash dividend of Cdn $1.25 per share per annum, payable quarterly from March 1, 1998 to November 30, 2002, if declared. Thereafter, the annual dividend will be a floating adjustable cumulative preferential cash dividend based on prime rate and payable on a monthly basis, if declared.

           These preferred shares are redeemable in whole but not in part, at the Company's option, on December 1, 2002. Thereafter, these preferred shares may be converted into Series 3 cumulative redeemable First Preferred Shares under certain conditions.

           The Series 3 cumulative redeemable First Preferred Shares will be entitled to a cumulative fixed dividend set by the Company for a five-year period determined before the first initial quarterly dividend which would begin on December 1, 2002. These shares also will have redemption and conversion characteristics similar to the First Preferred Shares Series 2.

      b) Issued capital stock:

-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Shares                                    Equity Multiple       Equity Subordinate      First Preferred
(in thousands)                             Voting Shares          Voting Shares         Shares Series 2
                                          Number       Amount    Number       Amount    Number      Amount
-----------------------------------------------------------------------------------------------------------
Balance as at December 31, 1996           63,985 $    158,275    51,550 $    524,748     -     $     -
-----------------------------------------------------------------------------------------------------------

Issued for cash:                           -           -             42          496    12,000     212,482
-----------------------------------------------------------------------------------------------------------

Balance as at December 31, 1997           63,985      158,275    51,592       525,244   12,000     212,482
-----------------------------------------------------------------------------------------------------------

Issued for cash:                           -           -            213        2,137     -           -
-----------------------------------------------------------------------------------------------------------

BALANCE AS AT DECEMBER 31, 1998           63,985 $    158,275    51,805  $   527,381    12,000 $   212,482
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------


                                                                PAGE 19 OF 31
                                                                      Page 15

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements

Years ended December 31, 1998, 1997 and 1996
(Tabular amounts are expressed in thousands of US dollars,
except for earnings per share amounts)
-------------------------------------------------------------------------------


12.   CAPITAL STOCK:  (CONT'D)

      c) Stock option plans:

           Under stock option plans, a total of 2,848,069 Subordinate Voting Shares has been reserved for senior executives and other managers. As of December 31, 1998, the number of subordinate shares related to the stock options outstanding is 2,577,303. The subscription price is equal to the share market price at the date the options were granted, except for 60,000 stock options granted to a senior executive that have a subscription price of Cdn $0.67 per share. The average subscription price of the other stock options is $16.44 (Cdn $25.49). The options may be exercised during a period not exceeding ten years from the date they have been granted.

           The number of stock options outstanding fluctuated as follows:

----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------
                                                                                  1998               1997
----------------------------------------------------------------------------------------------------------
Balance, beginning of year                                                   1,377,195          1,150,984
Issued                                                                       1,530,151            276,007
Exercised                                                                     (194,799)           (42,220)
Cancelled                                                                     (135,244)            (7,576)
----------------------------------------------------------------------------------------------------------

Balance, end of year                                                         2,577,303          1,377,195
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------


13.   TRANSLATION ADJUSTMENT:

      The change in the translation adjustment included in shareholders' equity is the result of the fluctuation of the exchange rate on translation of net assets of self-sustaining foreign operations.


14. FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK:

      The following summary presents the book value and fair value of certain financial instruments as at December 31, 1998 and 1997. The fair value is calculated based on discounted cash flows using quoted market rates. Financial instruments having a fair value different from their book value as at December 31 are the following:

----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
                                                           1998                              1997
                                               BOOK VALUE        FAIR VALUE       Book Value      Fair Value
-----------------------------------------------------------------------------------------------------------------
Fixed interest rate agreements               $       (2,775)  $        (2,957)  $      (2,071)  $       (3,865)
Long-term debt  (1)                              (1,192,007)       (1,192,636)       (950,114)        (956,990)
Convertible debendures  (1)                         (58,193)          (67,357)        (75,195)         (81,370)
Foreign exchange forward contracts                   -                 (1,515)          -                8,993
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

      (1) Including current portion

      The Company enters into foreign exchange forward contracts to hedge for the settlement of raw materials and equipment purchases and to set the amount of sales or intercompany transactions, which are generally for a duration of less than a year. The amounts of outstanding contracts at year-end, presented by currency, are included in the following table.

                                                                PAGE 20 OF 31
                                                                      Page 16

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements

Years ended December 31, 1998, 1997 and 1996
(Tabular amounts are expressed in thousands of US dollars,
except for earnings per share amounts)
-------------------------------------------------------------------------------

14.   FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK:  (CONT'D)

      These amounts represent the global monetary value on which each contract is based and not the financial risk nor the debt related to the Company's assets and therefore are not included in the financial statements.

---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
Currencies                                    Notional principal amount (1)                   Year of
(sold / bought)                         DECEMBER 31, 1998       December 31, 1997             Maturity
---------------------------------------------------------------------------------------------------------------
GBP / FF                                  $      12,229            $        -                       1999
FF / $ Cdn                                       16,130                   35,087               1999-2000
FF / $                                           91,183                   36,924                    1999
$ / $ Cdn                                       194,586                     -                  1999-2001
OTHER                                            24,768                   75,431                    1999
---------------------------------------------------------------------------------------------------------------

                                          $     338,896            $     147,442
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------

      (1) Transactions in foreign currencies translated into dollars using the closing exchange rate as at December 31, 1998.

      The Company is exposed to credit losses resulting from defaults by counterparties when using financial instruments.

      When the Company enters in foreign exchange contracts and fixed interest rate agreements, the counterparties are international and Canadian banks having a minimum credit rating of A- by Standard & Poor's or of A3 by Moody's. The Company does not foresee any failure by the counterparties in meeting their obligations.

      The Company, in the normal course of business, continuously monitors the financial condition of its customers and reviews the credit history of each new customer. No customer balance exceeds 5% of the Company's consolidated trade receivables. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and other information on the state of the economy.

      The Company believes that the product and geographical diversity of its customer base are instrumental in reducing the impact on the Company of dramatic fluctuations in local market or product-line demand and its credit risk. The Company has long term contracts with most of its major customers. These contracts include price adjustment clauses based on the cost of paper, ink and labor. The Company does not believe that it is exposed to an unusual level of customer credit risk.


15.   COMMITMENTS AND CONTINGENCIES:

      a)   Leases:

           The Company rents premises and equipment under operating leases which expire at various dates up to 2010 and for which minimum lease payments total $205,877,000.

                                                                PAGE 21 OF 31
                                                                      Page 17

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements

Years ended December 31, 1998, 1997 and 1996
(Tabular amounts are expressed in thousands of US dollars,
except for earnings per share amounts)
-------------------------------------------------------------------------------


15.   COMMITMENTS AND CONTINGENCIES:  (CONT'D)

      a)   Leases:  (cont'd)

           Annual minimum payments under these leases for each of the next five years are as follows:

----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------
1999                                                                $     52,082
2000                                                                      40,476
2001                                                                      32,931
2002                                                                      21,537
2003                                                                      14,689
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------

      b)   Fixed assets:

           As at December 31, 1998 the Company had commitments to purchase fixed assets for a total value of approximately $37,962,000.

      c)   Environment:

           The Company is subject to various laws, regulations and government policies principally in North America and Europe, relating to health and safety, to the generation, storage, transportation, disposal and environment emissions of various substances, and to environment protection in general. The Company believes it is in compliance with such laws, regulations and government policies, in all material respects. Furthermore, the Company does not anticipate that the compliance with such environmental statutes will have a material adverse effect upon the Company's competitive or consolidated financial position.


16.   RELATED PARTY TRANSACTIONS:

      The Company entered into the following transactions, at prices and conditions prevailing on the market, with related parties:

-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
                                                                    1998               1997               1996
-----------------------------------------------------------------------------------------------------------------
Revenues                                                 $        15,006     $       14,289     $       15,525
Expenses:
  Purchases                                                       26,037             24,321             30,330
  Interest expense                                                    28                406              1,160
  Management fees paid to the parent company,
      Quebecor Inc.                                                1,807              1,810              1,726
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

      As at December 31, 1998, the Company had amounts receivable from affiliated companies amounting to $2,376,000 ($1,688,000 as at December 31, 1997).

                                                                PAGE 22 OF 31
                                                                      Page 18

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements

Years ended December 31, 1998, 1997 and 1996
(Tabular amounts are expressed in thousands of US dollars,
except for earnings per share amounts)
-------------------------------------------------------------------------------


17.   PENSION PLANS:

      The Company maintains defined benefit pension plans for its employees. The Company's policy is to maintain its contribution at a level sufficient to cover benefits. An actuarial valuation of the Company's various pension plans was performed during the last three years. The net pension expense is as follows:

-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
                                                                        1998             1997             1996
-----------------------------------------------------------------------------------------------------------------
Net pension expense                                           $       16,822   $       12,627    $      15,582
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

The financial position of the pension plans is summarized as follows:

-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
                                                                        1998             1997             1996
-----------------------------------------------------------------------------------------------------------------
Fair market value of pension fund assets                      $      353,047   $      340,020    $     311,129
Actuarial present value of accrued pension benefits                  385,370          366,627          329,240

-----------------------------------------------------------------------------------------------------------------

Deficit                                                       $       32,323   $       26,607    $      18,111
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

      Interest on the actuarial present value of accrued pension benefits was computed using rates varying from 5.50% to 8.50%. The average compensation increase was established at rates varying from 3.0% to 5.25%. The assumed long-term rate of return of pension funds assets was estimated at rates varying from 8.5% to 9.25%.


18. SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") IN CANADA AND THE UNITED STATES:

      The Company's consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, which differ in some respects from those applicable in the United States. The following are the significant differences in accounting principles as they pertain to the consolidated statements.


                                                                PAGE 23 OF 31
                                                                      Page 19

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements

Years ended December 31, 1998, 1997 and 1996
(Tabular amounts are expressed in thousands of US dollars,
except for earnings per share amounts)
-------------------------------------------------------------------------------


18. SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") IN CANADA AND THE UNITED STATES: (CONT'D)

      The application of GAAP in the United States would have the following effects on net income as reported:

-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
                                                                    1998               1997               1996
-----------------------------------------------------------------------------------------------------------------
NET INCOME, AS REPORTED IN THE CONSOLIDATED
    STATEMENTS OF INCOME PER GAAP IN CANADA               $       159,560    $      130,440    $       126,295

Adjustments, net of applicable income taxes
    Post-employment benefit costs other than
      pension costs (a)                                              (618)             (418)               511
    Foreign currency translation (b)                                -                   455                352
    Business process reengineering costs (c)                        1,015            (2,059)               -
    Accounting for income taxes (d)                                   708               962                 (7)
    -------------------------------------------------------------------------------------------------------------

                                                                    1,105            (1,060)                856
-----------------------------------------------------------------------------------------------------------------

NET INCOME, AS ADJUSTED, PER GAAP
    IN THE UNITED STATES                                  $       160,665    $      129,380     $       127,151
-----------------------------------------------------------------------------------------------------------------

PER SHARE DATA

NET INCOME, AS REPORTED PER GAAP IN CANADA                $          1.29    $         1.12     $          1.09

    Effect of adjustments, net of
      applicable income taxes                                        0.01             (0.01)               0.01
-----------------------------------------------------------------------------------------------------------------

NET INCOME, AS ADJUSTED PER GAAP
    IN THE UNITED STATES                                  $          1.30    $         1.11     $          1.10
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------


EFFECT ON CONSOLIDATED BALANCE SHEETS

The application of GAAP in the United States would have the following effects on the consolidated balance sheets, as reported:

-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
                                                          1998                               1997
                                                CANADA        UNITED STATES        Canada        United States
-----------------------------------------------------------------------------------------------------------------
Current assets (d)                           $     954,230    $     963,652     $     958,355    $     967,671
Fixed assets (c) (d)                             2,210,964        2,221,964         2,061,928        2,072,128
Goodwill (a) (d)                                   595,724          639,467           383,801          430,639
Other assets (b) (c)                                81,198           79,525            71,454           68,954
Current liabilities (a) (d)                        710,124          715,320           739,046          744,073
Other liabilities (a) (d)                          127,859          155,657           114,065          145,621
Deferred income taxes (a) (b) (c) (d)              223,085          254,613           195,005          224,950
Retained earnings (a) (b) (c) (d)                  629,596          627,547           508,514          505,360
Translation adjustment (a) (b) (c)                 (51,967)         (51,948)          (56,912)         (56,432)
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------


                                                                PAGE 24 OF 31
                                                                      Page 20

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements

Years ended December 31, 1998, 1997 and 1996
(Tabular amounts are expressed in thousands of US dollars,
except for earnings per share amounts)
-------------------------------------------------------------------------------


18. SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") IN CANADA AND THE UNITED STATES: (CONT'D)

      EFFECT ON CONSOLIDATED BALANCE SHEETS  (CONT'D)

      (a) Post-employment benefit costs other than pension costs have been recognized as incurred by the retirees and paid by the Company, as allowed by GAAP in Canada. Under GAAP in the United States, the cost of these benefits would have been recognized as the services were rendered and, consequently, would have been allocated throughout the years during which these services were rendered by the employees concerned.

      (b) Under GAAP in Canada, unrealized exchange losses arising from the translation of long-term debt denominated in foreign currencies are deferred. Amounts so deferred are amortized over the remaining life of the related debt. Under GAAP in the United States, these losses would have been charged to income and, consequently, no amount would have been deferred in the consolidated balance sheets under the item "Other assets".

      (c) Under GAAP in Canada, certain costs incurred in connection with a consulting contract or an internal project that combines business process reengineering and information technology transformation have been deferred in the consolidated balance sheets under the items "Other assets" or "Fixed assets" and amortized over periods varying from three to five years. Under GAAP in the United States effective in 1997, these costs should be expensed as incurred. The effect of the application of GAAP in the United States in 1997 includes the write-off of the unamortized balance from previous years.

      (d) Under GAAP in Canada, deferred income taxes in the consolidated balance sheets are not adjusted to reflect subsequent changes in tax rates. In addition, tax benefits arising from losses carried forward not recognized at the time of business acquisitions, are accounted for as income in the year the benefit is realized. Under GAAP in the United States, deferred income taxes in the consolidated balance sheets must be adjusted to reflect subsequent changes in tax rates and the tax benefits related to business acquisitions from previous years are recorded in reduction of goodwill when they are realized. Inaddition, some differences that are considered of a permanent nature under GAAP in Canada are rather considered as temporary differences under GAAP in the United States.

      EFFECT ON CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

      Under GAAP in Canada, the cash position in the statement of changes in financial position includes cash and bank indebtedness. Under GAAP in the United States, bank indebtedness is excluded from the cash position calculation and the following items would have been disclosed in the statements of changes in financial position:

--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
                                                                    1998               1997              1996
--------------------------------------------------------------------------------------------------------------
Financing sub-total                                       $      116,249     $      315,343     $     (97,302)
Cash position, end of year                                           309                380               806
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

                                                                PAGE 25 OF 31
                                                                      Page 21

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements

Years ended December 31, 1998, 1997 and 1996
(Tabular amounts are expressed in thousands of US dollars,
except for earnings per share amounts)
-------------------------------------------------------------------------------


18. SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") IN CANADA AND THE UNITED STATES: (CONT'D)

      COMPREHENSIVE INCOME

      Moreover, the application of GAAP in the United States requires the disclosure of comprehensive income in a separate financial statement, which includes the net income as well as revenues, charges, gains and losses recorded directly to equity.

---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
                                                                    1998               1997                1996
---------------------------------------------------------------------------------------------------------------
Net income, as adjusted per GAAP
  in the United States                                    $      160,665     $      129,380     $      127,151
Currency translation adjustment  (1)                               4,484            (33,225)            (8,548)
---------------------------------------------------------------------------------------------------------------
Comprehensive income as per GAAP
  in the United States                                    $      165,149     $       96,155     $      118,603
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------

      (1) Change for the year.


19.   UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

      The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations.

      Consequently, it is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.


20.   RECLASSIFICATIONS:

      Some 1997 and 1996 financial statement accounts have been reclassified to conform with the presentation adopted for the year ended December 31, 1998.

                                                                PAGE 26 OF 31
                                                                      Page 22

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements

Years ended December 31, 1998, 1997 and 1996
(in thousands of US dollars)
-------------------------------------------------------------------------------

SEGMENT DISCLOSURES

The Company operates in the printing industry. Its business units are located in four main segments: the United States, Canada, Europe and South America.

These segments are managed separately since they all require specific marketing strategies. The Company assesses the performance of each segment based on operating income.

Accounting policies relating to each segment are identical to those used for the purposes of the consolidated financial statements. Intersegment sales are made at fair market values, which approximate those prevailing on the markets serviced. Management of financial expenses and income tax expense is centralized and, consequently, these expenses are not allocated among operating groups.

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
               UNITED STATES      CANADA         EUROPE          SOUTH                     INTER-
                    (1)             (2)            (3)        AMERICA (4)      OTHER       SEGMENT           TOTAL
----------------------------------------------------------------------------------------------------------------------
REVENUES
       1998      $ 2,053,789     $ 922,979       $ 755,360      $ 73,075       $ 4,393    $ (1,441)       $ 3,808,155
       1997        1,937,120       902,353         613,509        24,279         6,354        (416)         3,483,199
       1996        1,564,259       889,889         657,619          -            4,995      (6,470)         3,110,292

DEPRECIATION AND AMORTIZATION
       1998          132,439        46,500          55,244         4,276           943        -               239,402
       1997          120,354        45,125          42,625         1,666           959        -               210,729
       1996           97,957        42,377          52,767          -            1,033        -               194,134

OPERATING INCOME
       1998          139,574        86,769          59,372         7,564         8,607        -               301,886
       1997          135,818        72,635          45,323         2,762        11,908        -               268,446
       1996          130,114        72,882          51,586          -            5,951        -               260,533

ADDITIONS TO FIXED ASSETS
       1998          247,382        30,217          21,457         6,078         6,989        -               312,123
       1997          216,148        47,723          58,987         2,048           700        -               325,606
       1996          118,806        57,246          66,349          -              746        -               243,147

ASSETS
       1998        2,128,183       536,966       1,048,162       101,859         26,946       -             3,842,116
       1997        2,034,983       631,267         738,505        55,532         15,251       -             3,475,538

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

(1) The American segment includes a business unit in Mexico and another in Germany.

(2) The Canadian segment includes two business units in the United States and one in India.

(3) The European segment includes business units located in Finland, France, Spain, Sweden and the United Kingdom.

(4) The South American segment includes business units located in Argentina, Chile, Colombia and Peru.


                                                                PAGE 27 OF 31
                                                                      Page 23

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements

Years ended December 31, 1998, 1997 and 1996
(in thousands of US dollars)
-------------------------------------------------------------------------------

SEGMENT DISCLOSURES  (CONT'D)

The Company carries out international commercial printing operations, and offers to its customers a broad range of printed products and related communications services, such as magazines, inserts and circulars, catalogs, books, specialty printing, directories, related services and CD-ROM, cheques, bonds and banknotes.

Revenues per product are allocated as follows:

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
                                              1998                        1997                       1996
----------------------------------------------------------------------------------------------------------------------
Magazines                          $     1,111,963    29.2%     $     991,617    28.5%    $      904,658     29.1%

Inserts and Circulars                      805,194    21.1            696,429    19.9             700,738    22.6

Catalogs                                   592,936    15.6            500,378    14.4             405,190    13.0

Books                                      519,701    13.6            531,265    15.3             523,531    16.8

Specialty Printing                         382,796    10.1            372,056    10.7             203,424     6.5

Directories                                164,234     4.3            156,444     4.5             136,190     4.4

Related Services and CD-ROM                167,598     4.4            165,014     4.7             150,476     4.8

Cheques, Bonds and Banknotes                63,733     1.7             69,996     2.0              86,085     2.8

----------------------------------------------------------------------------------------------------------------------

                                   $     3,808,155   100,0%     $   3 483 199    100,0%    $    3 110 292    100,0%
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------


                                                                PAGE 28 OF 31
                                                                      Page 24

                                      SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                    QUEBECOR PRINTING INC.



                    By:        /s/    PHILIPPE MONTEL
                         --------------------------------------
                    Name:     Philippe Montel
                    Title:    Vice President, Legal
                              Affairs and Secretary




Date: FEBRUARY 8, 1999

                                    EXHIBIT INDEX

EXHIBIT NO.                  DOCUMENT                       PAGE NO.
-----------                  --------                       --------

23.1                     Consent of KPMG                    31 of 31










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